Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the three months ended March 31, 2006 and 2005 (dollars in thousands except per share amounts):

	Three months ended March 31, 2006		Three months ended March 31, 2005
	Basic	Diluted	Basic	Diluted

Net income	$5,397	$5,397	$5,532	$5,532

Weighted average shares outstanding	60,309,532	60,309,532	59,944,866	59,944,866
Effect of dilutive securities	—	741,625	—	793,120
Adjusted weighted average shares outstanding	60,309,532	61,051,157	59,944,866	60,737,986

Earning per share	$0.09	$0.09	$0.09	$0.09